UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2009

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Results for the first quarter 2009

BBVA achieved net attributable profit of €1.24 billion thanks to highly recurrent operating income

The Group’s operating income came to €2.82 billion, a new record for a single quarter. It grew 4.9% compared to the first quarter of 2008 and 19.7% compared to the last quarter of 2008.

Ø Net interest income was excellent, rising 20.1%, and the Bank maintained strict control of costs (down 0.7%).

Ø Efficiency improved to 42.3%, compared to 43.7% in the first quarter last year.

Ø BBVA’s net attributable profit in the quarter was €1.24 billion. It fell 14.2%
compared to the first quarter of 2008 excluding one-off items but increased
13.2% over the fourth quarter. If capital gains of €509m in the first quarter of
2008 associated with Bradesco are included, profit dropped 36.6%.

Additions to non-performing assets (NPA) fell 15% in the first quarter and the
NPA ratio now stands at 2.8%, which is well below the average for its competitors

Ø In the first quarter provisioning appears to be stabilising compared to the second half of 2008. The bank is applying very strict standards of prudence and it has limited the release of generic provisions

Core capital rises to 6.4% after BBVA generated 0.20 percentage points organically in the first quarter

Lending to customers increased 5.5%, customer funds of the type reported on the balance sheet rose 8.8% and total customer funds are up 1.3% despite the slowdown in banking

Recurrent earnings, prudent risk management and the sustainability of its business model are the key factors behind BBVA’s results in the first quarter of
2009. They helped the bank to generate net attributable profit of €1.24 billion excluding one-off items. Although this figure is 14.2% lower compared to the same period last year, it demonstrates the Group's great strength when it comes to generating recurrent income. Operating income set a new quarterly record, growing 4.9% year-on-year and 19.7% compared to the fourth quarter last year, thanks to a 20.1% boost in net interest income and control of operating expenses
(down 0.7%).

The combination of recurrent income and cost controls helped BBVA to improve efficiency, which stands at 42.3% compared to 43.7% a year earlier. Furthermore the positive earnings in the quarter helped to generate 0.20 points of capital in an organic manner. In line with the announcements in January, BBVA increased core capital from 6.2% at the end of 2008, to 6.4%. Moreover it reduced additions to NPA status by 15% in the quarter. The NPA ratio ended at 2.8%, which is far below the average for the banking sector. Despite lower activity in the banking market, the Group increased lending 5.5% and customer funds on the balance sheet were up 8.8%.

During the first quarter of 2009, a period in which the financial and economic crisis continued to gather force, BBVA once again demonstrated the recurrent nature and strength of its income with net interest income as the main driver.
Helped by the containment of operating expenses this maintained the high levels of efficiency and profitability, and reinforced the Group's capital base. It should be noted that these achievements were completely compatible with appropriate levels of risk quality and solid liquidity.

Therefore BBVA’s performance in the first quarter was based on three advantageous key features:

1. The recurrent nature of earnings, thanks to the dynamic role of revenues, to cost controls and especially to a business model based on customer relationships, which helped to generate profits despite the complex conditions.

2. Prudent risk management despite a tendency for provisions to stabilise and the high level of loan-loss funds and collateral.

3. Sustainability of a model that allows capital to be generated organically.

These three elements demonstrate the Group's ability to tackle the lower level of  economic and financial activity at global level in a manner that sets it apart from the rest of the sector.

At the end of the quarter the key indicators again point to a superior performance. The return on equity (ROE) is 19.4%, the return on assets (ROA) is
1%, efficiency has improved from 43.7% to 42.3% and the NPA ratio stands at
2.8%, which compares very favourably with the rest of the sector.

BBVA’s net attributable profit in the quarter was €1.24 billion. It fell 14.2%
compared to the first quarter of 2008 excluding one-off items but increased
13.2% compared to the fourth quarter. If capital gains of €509m associated with divestment of Bradesco in the first quarter of 2008 are included, the Group’s net attributable profit drops 36.6%.

The most relevant aspects of the BBVA Group’s performance in its main business areas during the quarter are summarised below:
Ø The Group’s net interest income was strong, rising 20.1% compared to the same quarter last year (up 22.6% at constant exchange rates) thanks to a greater volume of business, action to maintain customer spreads and active management of the balance sheet. This increase more than offset the lower levels of other sources of revenue and thus gross income rose 2.5% (up 4.6% at constant exchange rates) despite the less favourable economic situation.

Ø Operating expenses declined 0.7% year-on-year because the Group was able to anticipate the present economic situation and implemented transformation plans in advance. As a result operating income for the quarter increased 4.9%
year-on-year to €2,819m (up 8.3% without the effect of exchange rates).

Ø The above variations in income and costs resulted in a new improvement in efficiency (measured by the cost/income ratio). This now stands at 42.3%, compared to 43.7% a year earlier.

Ø Impairment losses on financial assets in the quarter came to €916m, which is much in line with the €917m and €859m booked in the third and fourth quarters of
2008. BBVA continues to work with highly prudent standards.

Ø Consequently net attributable profit in the first quarter of 2009 came to
€1,238m, which is of particular relevance if the adverse economic environment is taken into account. This result brings earnings per share to €0.34. ROE is 19.4%
and ROA 1.00%.

Ø Despite the slowdown in banking activity, which especially affects Spain, the
United States and Mexico, BBVA was able to increase the volume of its business.
At 31-Mar-09 gross lending to customers was up 5.5% year-on-year. Customer funds also rose 1.3%, with growth centred on funds included on the balance sheet (up
8.8%).

Ø The non-performing asset ratio at 31-Mar-09 was 2.8% and it continues to grow more slowly than the sector average. In Spain & Portugal it is 3.2%, which compares very favourably with the system and other banks. In February (the latest figures available) the average for the entire banking system was 4.2% and
3.5% for banks alone. The coverage ratio at 31-Mar-09 was 76% and coverage reserves amounted to €8,000m of which more than half is in the form of generic provisions. The cost of risk ended the quarter at 1.06% and the increase compared the fourth quarter last year is mainly due to coverage of the country risk for Brazil.

Ø Despite disinvestments and falls on major stock markets during the quarter, the Group's holdings latent capital gains at 31-Mar-09 stand at €1,281m.

Ø In terms of BBVA's capital base and in accordance with Basel II standards, the core ratio at 31-Mar-09 improved to 6.4%, compared to 6.2% in December 2008.
This reflects the Group’s ability to generate capital in a recurrent manner in the present economic conditions. On the other hand, both Tier I (7.7%) and Tier
II (3.8%) fell compared to the end of 2008 because in January BBVA’s holding in
China CITIC Bank (CNCB) rose from 9.93% to 10.07%. Following this the BIS Ratio at 31-Mar-09 stands at 11.5%, compared to 12.2% at 31-Dec-08.

Ø On 20-Apr-09 the bank paid the final remuneration against 2008 earnings in the form of shares. Based on the share price on 17th April, this dividend was equivalent to €0.13 per share. As a result total shareholder remuneration from
2008 earnings came to €0.63 per share and the dividend yield in 2008 was 7.8%, compared to 4.4% in 2007.

Ø On 04-Mar-09 Standard & Poor’s confirmed BBVA’s AA rating. It is one of only five banks worldwide to maintain this rating despite the crisis. Nonetheless, the outlook was revised downwards from stable to negative owing to lower expectations for economic growth.

Ø Once again the main source of revenues in the Spain & Portugal Area was net interest income, which increased 5.6% year-on-year, supported by the continuing high volume of business and an improvement in spreads. This positive result, together with a 6.5% reduction in operating expenses, helped to improve efficiency and to increase operating income 5.6% year-on-year, the same increase achieved by net interest income. After deducting higher provisions than the first quarter of 2008, but lower than those of the third and fourth quarters, net attributable profit came to €657m (down 2.4% year on year).

Ø Despite the complex economic and financial conditions, the recurrent earnings of the Wholesale Banking & Asset Management Area were very favourable thanks to the level of business and active management of prices. Aided by cost controls, these factors enabled operating income to grow 7.6% year on year. Net attributable profit was €268m, much in line with the first quarter of 2008.

Ø Business increased in Mexico, mainly in low-cost customer funds, in lending to
SMEs and large companies, and in mortgages. Together with appropriate management of the balance sheet, this helped net interest income to rise 6.0% at constant exchange rates. However, profits from the VISA IPO in the first quarter of 2008 limits the relative improvement of net trading income and therefore gross income grew only 1.0% year-on-year (up 9.1% excluding revenue from the Visa IPO in
Jan-Mar 2008). Operating income excluding the VISA operation increased 11.7% (up
0.4% including this operation), demonstrating its highly recurrent nature. The area’s net attributable profit fell 16.1% at constant exchange rates, to €363m.
However, excluding the effect of the VISA operation, the fall in profit reduces to 2.4%.

Ø In the United States Area business volumes continued to rise and net interest income in the first quarter increased 3.6% year on year at constant exchange rates. However the slowdown in net fees and commissions, and in net trading income, reduced gross income 5.3% year-on-year at constant exchange rates. This was partially offset by an improvement in operating expenses, so operating income fell 3.0%. After provisioning that was in line with the third and fourth quarters of 2008, net attributable profit came to €42m (€63m excluding amortization of intangibles).

Ø In the South America Area operating income and net attributable profit in the quarter increased 23.4% and 19.5%, respectively, at constant rates, bringing net attributable profit to €225m. The quarter was positive for the area’s three business lines: banking, pensions and insurance. The good performance of income and moderation in expenses were the most relevant features of the quarter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 04/28/2009	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Chief accounting officer